Exhibit 99.1

Brookfield Infrastructure Partners L.P.

News Release

BROOKFIELD INFRASTRUCTURE PARTNERS EXERCISES OPTION TO SELL
BRAZILIAN TRANSMISSION INVESTMENTS

Hamilton, Bermuda, September 24, 2008 – Brookfield Infrastructure Partners L.P. (the “Partnership”, and along with its related entities, “Brookfield Infrastructure”) (NYSE: BIP) today announced that Brookfield Infrastructure has exercised an option to sell its minority interests in a group of five related Brazilian transmission investments (“TBE”).

 “As a minority position in TBE was not a strategic investment for Brookfield Infrastructure, we decided to exercise the put option allowing us to realize an attractive capital gain and help position Brookfield Infrastructure to take advantage of the current environment to expand our infrastructure platforms,” said Aaron Regent, Co-Chief Executive Officer of Brookfield’s infrastructure group.  “We are currently evaluating a number of investment opportunities to redeploy the TBE proceeds.”

Brookfield Infrastructure expects to receive proceeds from the sale of approximately R$480 million.  After-tax proceeds which include the proceeds from Brookfield Infrastructure’s currency hedge are anticipated to be approximately US$265 million, which will be used for general corporate working capital purposes as well as to fund growth capital investments and acquisitions.  Closing is expected to occur in the fourth quarter subject to receipt of regulatory approvals.

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Brookfield Infrastructure Partners L.P. was established by Brookfield Asset Management as its primary vehicle to own and operate certain infrastructure assets on a global basis.  Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems and timberlands in North and South America, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes.  The Partnership’s units trade on the New York Stock Exchange under the symbol BIP.  For more information, please visit Brookfield Infrastructure Partners’ web site at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors:
Denis Couture
Senior Vice President, Investor Relations, Corporate and International Affairs
Brookfield Asset Management Inc.
Tel:	416-956-5189
Email:	dcouture@brookfield.com

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  Forward-looking statements in this press release include statements about the future prospects of the assets that Brookfield Infrastructure operates, the proceeds to be received in connection with the sale of TBE and the proposed use thereof and Brookfield Infrastructure’s plans for growth through acquisitions.  The words “will”, “expects”, “anticipated”, “tend” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this press release.  The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this press release include general economic conditions in the United States and elsewhere, which may impact the markets for timber, the fact that success of Brookfield Infrastructure is dependant on market demand for an infrastructure company, which is unknown,  the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s annual report on Form 20-F and other risks and factors that are described in the annual report.  Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.